SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On August 12, 2014, Mr. Choi, Ki-Ryun and Mr. Sung, Tae-Hyun were appointed as non-standing directors of Korea Electric Power Corporation (“KEPCO”) by the Minister of the Ministry of Strategy and Finance. The term of office for both newly appointed non-standing directors will be for two years until August 11, 2016, following the expiry on August 11, 2014 of the term of office for former non-standing directors of KEPCO, Mr. Nam, Dong-Kyoon and Mr. Shin, Il-Soon. Following the appointment, KEPCO will have a total of eight non-standing directors, which comprise a majority of the 15-member board of directors.

Biographic details of the newly appointed non-standing directors are set forth below.

Name	Biographic details
Choi, Ki-Ryun	• Current Position: • Professor of Department of Energy Systems Research, Ajou University • Previous Position: • Head of the New & Renewable Energy Center, Korea Energy Management Corporation

Sung, Tae-Hyun	• Current Position: • Professor of Electrical Engineering, Hanyang University • Previous Position: • Senior Researcher at the KEPCO Research Institute

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Seungbum
Name:	Kim, Seungbum
Title:	General Manager

Date: August 13, 2014